EXHIBIT 11.1

META Group, Inc.

EXHIBIT TO QUARTERLY REPORT ON FORM 10-Q

Computation of Net Income Per Common Share

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001

Net income (loss)	$169,000	$(649,000)	$(1,184,000)	$(922,000)

Average number of common shares outstanding during the period	13,024,112	11,098,699	13,023,664	11,069,060
Add common share equivalents — options to purchase common shares and contingent shares	129,320
Total	13,153,432	11,098,699	13,023,664	11,069,060

Amounts per basic common share:
Net income (loss)	$.01	$(.06)	$(.09)	$(.08)

Amounts per diluted common share:
Net income (loss)	$.01	$(.06)	$(.09)	$(.08)